MorphoSys AG

MorphoSys AG: Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

Total Voting Rights | 29 February 2024 15:30

MorphoSys AG / Total Voting Rights Announcement
MorphoSys AG: Release according to Article 41 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution
29.02.2024 / 15:30 CET/CEST
Total Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG.
The issuer is solely responsible for the content of this announcement.

Publication of new total number of voting rights according to Sec. 41 WpHG

1. Details of issuer

MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany

2. Type of capital measure or other measure

	Type of capital measure or other measure	Date of status / date of effect
X	**Conditional capital increase** (Sec. 41 para. 2 WpHG)	29.02.2024
	Other (capital) measure (Sec. 41 para. 1 WpHG)	

3. New total number of voting rights:

37674555 number of multiple voting rights thereof: 0

29.02.2024 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com   End of News EQS News Service